

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER AND YEAR ENDED DECEMBER 31, 2019

WINNIPEG, CANADA – (April 15, 2020) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, today reported its results from operations for the quarter and year ended December 31, 2019.

Year Ended December 31, 2019 Highlights:

- Recorded total net revenue from the sale of products of $20.2 million during the year ended December 31, 2019 compared to $29.1 million for the year ended December 31, 2018;

- Recorded total net revenue from the sale of AGGRASTAT® of $19.4 million during the year ended December 31, 2019 compared to $28.5 million for the year ended December 31, 2018;

- Diversified product portfolio with acquisition of the ZYPITAMAG™ NDA and ReDS™ license;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the year ended December 31, 2019 was negative $3.8 million compared to adjusted EBITDA of $418,000 for the year ended December 31, 2018; and

- Net loss for the year ended December 31, 2019 was $19.8 million, resulting mainly from the impairment loss recorded on the ReDS™ license of $6.3 million, impairment losses recorded in regards to inventories of ZYPITAMAG™ and Sodium Nitroprusside of $2.0 million, a loss recorded upon the settlement of the holdback receivable of $3.6 million, and lower revenues and higher foreign exchange losses, partially offset by lower operating expenses, compared to net income of $3.9 million for the year ended December 31, 2018.

Financial Results

Net revenues for the year ended December 31, 2019 were $20.2 million compared to $29.1 million for the year ended December 31, 2018. Net revenues from AGGRASTAT® for the year ended December 31, 2019 were $19.4 million compared to $28.5 million for the year ended December 31, 2018. ZYPITAMAG™, which was launched commercially by the Company in 2018, contributed $183,000 of net revenues for the year ended December 31, 2019 compared to $652,000 for the year ended December 31, 2018. The decrease in ZYPITAMAG™ net revenues from 2018 to 2019 is a result of initial stocking at the wholesale level during the year ended December 31, 2018. Additionally, during 2019, the Company recorded revenues of $618,000 from the sale of ReDS™ medical devices in the United States.

Net revenues for the three months ended December 31, 2019 were $3.5 million, consisting of $3.0 million from AGGRASTAT®, $96,000 from ZYPITAMAG™ and $346,000 from ReDS™ compared to $7.9 million for the three months ended December 31, 2018, which was entirely from AGGRASTAT®.

The Company continues to show strong patient market share with AGGRASTAT®, however, the strong patient market share is offset by increased price competition caused by enhanced generic Integrilin competition, which resulted in lower discounted prices for AGGRASTAT® throughout 2019. There was also some decrease in the volume of the product sold compared to 2018. The Company is beginning to see an increase in demand for ZYPITAMAG™ and expects growth in revenues going forward. Although ReDS™ contributed $618,000 in revenues during the year ended December 31, 2019, due to the extended length of the sales cycle and uptake of the product with customers, the Company does not expect to see significant sales from ReDS™ going forward and its focus is on the sales and marketing of ZYPITAMAG™ and AGGRASTAT®.

The Company has considered indicators of impairment as at December 31, 2019 and recorded a write-down of intangible assets related to the ReDS™ license during the year ended December 31, 2019 totaling $6.3 million as a result of uncertainties with ReDS™ being experienced in regards to the length of the sales cycle and uptake of the product with customers. This has resulted in the Company's sales being below the committed amounts required by the exclusive marketing and distribution agreement with Sensible Medical Innovations Ltd. ("Sensible"), pertaining to ReDS™. Additionally, a loss of $6.3 million was recorded within other comprehensive loss from the re-valuation of the investment in Sensible made during the year ended December 31, 2019. Despite recording this impairment on the ReDS™ license and the investment in Sensible, the Company continues to market ReDS™ PRO and continues to work to safeguard the Company's investment.

Adjusted EBITDA for the year ended December 31, 2019 was negative $3.8 million compared to $418,000 for the year ended December 31, 2018. The decrease in adjusted EBITDA for the year is primarily the result of lower revenues experienced during the year ended December 31, 2019, partially offset by lower operating expenses during 2019. Adjusted EBITDA for the three months ended December 31, 2019 was negative $1.9 million compared to negative $2.0 million for the three months ended December 31, 2018.

Net loss for the year ended December 31, 2019 was $19.8 million or $1.32 per share. This compares to net income of $3.9 million or $0.25 per share for the year ended December 31, 2018. Net loss for the three months ended December 31, 2019 was $15.5 million or $1.08 per share, compared to net income of $1.5 million or $0.10 per share for the three months ended December 31, 2018. The main factors contributing to the increase in the net loss recorded for the year ended December 31, 2019 were the impairment loss recorded on the ReDS™ license, impairment losses recorded in regards to inventories of ZYPITAMAG™ and Sodium Nitroprusside, a loss recorded upon the settlement of the holdback receivable, lower revenues and higher foreign exchange losses, partially offset by lower operating expenses.

At December 31, 2019, the Company had unrestricted cash totaling $13.0 million compared to $71.9 million of cash and short-term investments as of December 31, 2018. The decrease in cash is mainly the result of $26.1 million used to buy back common shares under the Company's substantial issuer bid, $4.1 million used to buy back shares under the Company's normal course issuer bids, the net loss incurred for fiscal 2019, the investments of US$10.0 million in Sensible, US$5.0 million to acquire the full rights to ZYPITAMAG™ and a build-up of inventory of $2.1 million during the year ended December 31, 2019. Cash flows used in operating activities for the year ended December 31, 2019 totaled $14.6 million.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the years ended December 31, 2019 and 2018 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA as previously reported for the year ended December 31, 2018 has been adjusted to conform with the current year presentation as a result of the adoption of IFRS 16. As a result of the adoption of this accounting policy, $228,000 of rental expenses has been added back to the Adjusted EBITDA calculation for the year ended December 31, 2018.

Conference Call Info:

Topic: Medicure's Fiscal Year End 2019 Results

Call date: Thursday, April 16, 2020

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free: 1 (888) 664-6392

Passcode: not required

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Consolidated Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31		2019		2018
Assets				
Current assets:				
Cash and cash equivalents	$	**12,965**	$	24,139
Short-term investments		**-**		47,747
Accounts receivable		**10,216**		10,765
Inventories		**6,328**		4,239
Prepaid expenses		**1,855**		2,697
Total current assets		**31,364**		89,587
Non-current assets:				
Property, plant and equipment		**1,282**		316
Intangible assets		**9,599**		1,705
Holdback receivable		**-**		11,909
Other assets		**39**		117
Deferred tax assets		**-**		127
Total non-current assets		**10,920**		14,174
Total assets	$	**42,284**	$	103,761
Liabilities and Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	**9,384**	$	14,377
Current portion of royalty obligation		**872**		1,496
Current portion of acquisition payable		**649**		-
Current income taxes payable		**517**		1,058
Current portion of lease obligation		**240**		-
Total current liabilities		**11,662**		16,931
Non-current liabilities				
Royalty obligation		**1,176**		2,035
Acquisition payable		**1,655**		-
Lease obligation		**849**		-
Other long-term liabilities		**-**		1,201
Total non-current liabilities		**3,680**		3,236
Total liabilities		**15,342**		20,167
Equity:				
Share capital		**85,364**		122,887
Warrants		**1,949**		1,949
Contributed surplus		**8,028**		7,628
Accumulated other comprehensive income		**(5,751)**		1,268
Deficit		**(62,648)**		(50,138)
Total Equity		**26,942**		83,594
Total liabilities and equity	$	**42,284**	$	103,761

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2019	2018	2017
Revenue, net			
Product sales, net	$ **20,173**	$ 29,109	$ 27,133
Cost of goods sold	**7,272**	4,152	3,465
Gross profit	**12,901**	24,957	23,668
Expenses			
Selling	**13,399**	15,580	11,515
General and administrative	**3,395**	3,922	3,353
Research and development	**4,349**	6,681	5,148
	21,143	26,183	20,016
Other expense (income):			
Revaluation of holdback receivable	**3,623**	1,473	(83)
Impairment loss on intangible assets	**6,321**	-	636
	9,944	1,473	553
Finance (income) costs:			
Finance (income) expense, net	**(1,115)**	(1,061)	837
Foreign exchange (gain) loss, net	**2,570**	(6,461)	(175)
	1,455	(7,522)	662
Net (loss) income before income taxes	$ **(19,641)**	$ 4,823	$ 2,437
Income tax (expense) recovery			
Current	**(22)**	(678)	9,393
Deferred	**(123)**	(219)	(333)
	(145)	(897)	9,060
Net (loss) income before discontinued operations	$ **(19,786)**	$ 3,926	$ 11,497
Net income from discontinued operations, net of tax	**-**	-	31,924
Net (loss) income	$ **(19,786)**	$ 3,926	$ 43,421
Item that may be reclassified to profit or loss			
Exchange differences on translation of foreign subsidiaries:			
Continuing operations	**(683)**	595	(30)
Discontinued operations	**-**	-	21
Item that will not be reclassified to profit and loss			
Revaluation of investment in Sensible Medical at FVOCI	**(6,336)**	-	-
Comprehensive (loss) income	$ **(26,805)**	$ 4,521	$ 43,412
(Loss) earnings per share from continuing operations			
Basic	$ **(1.32)**	$ 0.25	$ 0.74
Diluted	$ **(1.32)**	$ 0.24	$ 0.63
Earnings per share from discontinued operations			
Basic	$ **-**	$ -	$ 2.04
Diluted	$ **-**	$ -	$ 1.76
(Loss) earnings per share			
Basic	$ **(1.32)**	$ 0.25	$ 2.78
Diluted	$ **(1.32)**	$ 0.24	$ 2.39

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2019	2018	2017
Cash (used in) provided by:			
Operating activities:			
Net (loss) income from continuing operations for the year	$ (19,786)	$ 3,926	$ 11,497
Net income from discontinued operations for the year	-	-	31,924
	(19,786)	3,926	43,421
Adjustments for:			
Gain on sale of Apicore	-	-	(55,254)
Current income tax expense (recovery)	22	678	(9,393)
Deferred income tax expense (recovery)	123	219	(1,514)
Impairment of intangible assets	6,321	-	636
Impairment of property, plant and equipment	95	-	-
Revaluation of holdback receivable	3,623	1,473	(83)
Amortization of property, plant and equipment	485	103	1,173
Amortization of intangible assets	1,438	196	6,634
Share-based compensation	417	1,022	623
Write-down of inventories	1,983	95	385
Finance (income) expense, net	(1,115)	(1,061)	837
Unrealized foreign exchange (gain) loss	362	(5,323)	271
Change in the following:			
Accounts receivable	(318)	(1,341)	(3,713)
Inventories	(4,072)	(1,259)	145
Prepaid expenses	842	(1,793)	77
Other assets	78	-	33
Accounts payable and accrued liabilities	(4,992)	7,132	48,398
Deferred revenue	-	-	(621)
Other long-term liabilities	-	-	77
Interest received (paid), net	1,685	255	(7,486)
Income taxes paid	(477)	(2,041)	(894)
Royalties paid	(1,355)	(1,539)	(1,829)
Cash flows (used in) from operating activities	**(14,641)**	742	21,923
Investing activities:			
Investment in Sensible Medical	(6,337)	-	-
Proceeds from Apicore Sale Transaction	-	65,235	89,720
Receipt of holdback receivable funds	6,719	-	-
Redemptions (purchase) of short-term investments	47,747	(44,100)	-
Acquisition of Class C common shares of Apicore	-	-	(31,607)
Acquisition of Class E common shares of Apicore	-	-	(2,641)
Acquisition of property, plant and equipment	(186)	(197)	(1,195)
Acquisition of intangible assets	(13,660)	(1,281)	(127)
Cash flows from investing activities	**34,283**	19,657	54,150

(continued on next page)

Consolidated Statements of Cash Flows (Continued)
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2019	2018	2017
Financing activities:			
Repurchase of common shares under substantial issuer bid	**(26,139)**	-	-
Repurchase of common shares under normal course issuer bid	**(4,145)**	(3,021)	-
Proceeds from exercise of stock options	**20**	363	520
Proceeds from exercise of Apicore stock options	**-**	-	422
Proceeds from exercise of warrants	**-**	-	92
Repayment of long-term debt	**-**	-	(75,181)
Repayment of note payable to Apicore	**-**	-	(18,507)
Increase in short-term borrowings	**-**	-	162
Decrease in cash held in escrow	**-**	-	12,809
Finance lease payments	**-**	-	(102)
Payment of due to vendor	**-**	-	(3,186)
Cash flows used in financing activities	**(30,264)**	(2,658)	(82,971)
Foreign exchange (loss) gain on cash held in foreign currency	**(552)**	1,138	(108)
(Decrease) increase in cash	**(11,174)**	18,879	(7,006)
Cash and cash equivalents, beginning of period	**24,139**	5,260	12,266
Cash and cash equivalents, end of period	**$ 12,965**	$ 24,139	$ 5,260